EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in United States Dollars)

VOX ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vox Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vox Royalty Corp. (the “Company”) as at December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditors since 2021.

Toronto, Canada

March 14, 2023

1

Vox Royalty Corp. Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	December 31, 2022	December 31, 2021
		$	$
Assets
Current assets
Cash and cash equivalents		4,174,654	5,064,802
Accounts receivable	4	2,000,062	545,494
Prepaid expenses		595,531	377,160
Investments	5	-	2,150,499
Total current assets		6,770,247	8,137,955

Non-current assets
Royalty, stream and other interests	6	32,860,568	17,625,689
Intangible assets	7	1,355,709	1,539,248
Restricted cash	6	700,000	-
Deferred royalty acquisitions	6	118,932	2,529

Total assets		41,805,456	27,305,421

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,766,131	1,129,807
Dividends payable	9	447,583	-
Income taxes payable	18	584,148	395,331
Other liabilities	11	176,434	403,610
Total current liabilities		2,974,296	1,928,748

Non-current liabilities
Other liabilities	11	425,281	2,924,062
Deferred taxes payable	18	2,991,431	1,742,936

Total liabilities		6,391,008	6,595,746

Equity
Share capital	9	57,020,116	43,648,023
Equity reserves	10	3,303,503	1,163,397
Deficit		(24,909,171)	(24,101,745)

Total equity		35,414,448	20,709,675

Total liabilities and equity		41,805,456	27,305,421

Commitments and contingencies (Note 15)

Subsequent events (Note 20)

Approved by the Board of Directors on March 14, 2023

Signed                           “Kyle Floyd”                       , Director             Signed                       “Robert Sckalor”                               , Director

See accompanying notes to the consolidated financial statements.

2

Vox Royalty Corp. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) For the years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	2022	2021
		$	$
Revenue
Royalty revenue		8,193,021	3,651,717
Other revenue		315,084	-
Total revenue	17	8,508,105	3,651,717

Cost of sales
Depletion	6	(1,844,018)	(972,592)
Gross profit		6,664,087	2,679,125

Operating expenses
General and administration	12,14	(4,851,663)	(4,439,172)
Share-based compensation	10,11,14	(1,054,336)	(1,411,271)
Project evaluation expenses	12	(308,750)	(139,974)
Total operating expenses		(6,214,749)	(5,990,417)

Income (loss) from operations		449,338	(3,311,292)

Other income (expenses)
Realized loss on investments	5	(604,574)	-
Unrealized loss on investments	5	-	(149,001)
Gain on royalty, stream and other interests	6	-	2,030,700
Other incoe (expenses)	13	1,951,316	(520,467)
Income (loss) before income taxes		1,796,080	(1,950,060)

Income tax expense	18	(1,467,901)	(2,181,959)

Net income (loss) and comprehensive income (loss)		328,179	(4,132,019)

Weighted average number of shares outstanding
Basic		42,562,997	37,872,648
Diluted		42,597,337	37,872,648

Income (loss) per share
Basic		0.01	(0.11)
Diluted		0.01	(0.11)

See accompanying notes to the consolidated financial statements.

3

Vox Royalty Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

	Number of Shares	Share Capital	Additional Paid-in Capital	Equity Reserves	Deficit	Total Equity
	#	$	$	$	$	$
	(Note 9)	(Note 9)	(Note 9)	(Note 10)

Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(984,132)	-	-	(984,132)
Shares issued for acquisition of royalties	252,878	25	636,826	-	-	636,851
Exercise of RSUs	1,836,052	247,861	3,472,193	(3,720,054)	-	-
Exercise of warrants	20,579	60,776	-	(11,972)	-	48,804
Share redemption (normal course issuer bid)	(758,400)	(227,644)	(690,980)	-	(857,491)	(1,776,115)
Transfer of additional paid-in capital on continuance from Cayman Islands to Ontario	-	43,563,202	(43,563,202)	-	-	-
Share-based compensation	-	-	-	1,016,459	-	1,016,459
Net loss and comprehensive loss	-	-	-	-	(4,132,019)	(4,132,019)

Balance, December 31, 2021	39,379,199	43,648,023	-	1,163,397	(24,101,745)	20,709,675
Shares issued for acquisition of royalties	5,114,836	12,456,390	-	1,183,086	-	13,639,476
Share issue costs	-	(27,548)	-	-	-	(27,548)
Dividends declared	-	-	-	-	(893,523)	(893,523)
Exercise of RSUs	230,200	491,413	-	(491,413)	-	-
Exercise of warrants	226,234	663,970	-	(131,548)	-	532,422
Share redemption (normal course issuer bid)	(192,200)	(212,132)	-	-	(242,082)	(454,214)
Share-based compensation	-	-	-	1,579,981	-	1,579,981
Net income and comprehensive income	-	-	-	-	328,179	328,179

Balance, December 31, 2022	44,758,269	57,020,116	-	3,303,503	(24,909,171)	35,414,448

See accompanying notes to the consolidated financial statements.

4

Vox Royalty Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	2022	2021
		$	$
Cash flows from operating activities
Net income (loss) for the year		328,179	(4,132,019)
Adjustments for:
Fair value change of other liabilities	11	(2,200,312)	517,971
Deferred tax expense	18	1,248,495	1,742,936
Foreign exchange (loss) gain on cash and cash equivalents		(98,185)	146,930
Gain on royalty, stream and other interests	6	-	(2,030,700)
Share-based compensation	10, 11, 14	1,054,336	1,411,271
Amortization	7	183,539	183,540
Depletion	6	1,844,018	972,592
Realized loss on investments	5	604,574	-
Unrealized loss on investments	5	-	149,001
		2,964,644	(1,038,478)
Changes in non-cash working capital:
Accounts receivable		(1,454,568)	547,777
Prepaid expenses		(218,371)	(62,150)
Accounts payable and accrued liabilities		566,647	925,866
Income taxes payable		188,817	395,331
Net cash flows from operating activities		2,047,169	768,346

Cash flows used in investing activities
Acquisition of royalties	6	(4,648,336)	(9,366,319)
Pre-acquisition royalty revenues	6	1,208,917	-
Restricted cash	6	(700,000)	-
Deferred royalty acquisitions		(46,728)	12,689
Proceeds from sale of investments	5	1,545,925	-
Net cash flows used in investing activities		(2,640,222)	(9,353,630)

Cash flows (used in) from financing activities
Share issuance	9	-	13,354,501
Dividends paid	9	(445,940)	-
Share redemption (normal course issuer bid)	9	(454,214)	(1,776,115)
Share issue costs		(27,548)	(984,132)
Exercise of warrants		532,422	48,804
Net cash flows (used in) from financing activities		(395,280)	10,643,058

(Decrease) increase in cash and cash equivalents		(988,333)	2,057,774
Impact of foreign exchange on cash and cash equivalents		98,185	(146,930)
Cash and cash equivalents, beginning of the year		5,064,802	3,153,958

Cash and cash equivalents, end of the year		4,174,654	5,064,802

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

5

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 80% of the Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties.

2. Significant accounting policies

(a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Certain comparative figures have been reclassified to conform to current year presentation. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 14, 2023.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its subsidiaries.

(c) Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Foreign currency translation

In preparing the consolidated financial statements of the Company, transactions in currencies other than the functional currency, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e) Provisions

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The Company had no significant provisions as at December 31, 2022 and 2021.

(f) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

6

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Project evaluation expenditures are recorded in the consolidated statements of income (loss) and comprehensive income (loss) when management determines to not proceed with the proposed acquisition of a royalty.

The major categories of the Company’s interests are producing, advanced and exploration stage. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit that contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources, and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. Exploration stage interests are accounted for in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and are not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is categorized as being in the advanced stage.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

If the cost of a royalty, stream or other interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

(g) Impairment of royalty, stream and other interests

Royalty, stream and other interests are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty of stream level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(h) Intangible assets

Intangible assets are measured on initial recognition at cost, which comprises their purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(i) Revenue recognition

Revenue comprises revenues directly earned from royalty, stream and other similar interests. Revenue is measured at the fair value of the consideration received or receivable for the receipt of mineral royalties in the ordinary course of the Company’s activities.

For royalty interests, the commodities are sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is typically the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

7

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

(j) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or, if the warrants are not traded, using the Black-Scholes model (“BSM”) as of the date of issuance.

(k) Share-based compensation

The Company recognizes share-based compensation expense for share purchase options, restricted share units (“RSU”) and performance share units (“PSU”) granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance share units

The fair value of PSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s PSU Plan, the Board of Directors has the discretion to settle the vested PSUs in cash or equity. The fair values of PSUs at the date of grant are expensed over the vesting periods with a corresponding increase to other liabilities, as the number of common shares to be settled is not fixed. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in other liabilities.

(l) Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term deposits with a remaining maturity at the date of acquisition of three months or less held in chartered banks. The Company did not have any cash equivalents as at December 31, 2022 and 2021.

(m) Basic and diluted income per share

The Company presents basic and diluted earnings or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

8

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Diluted EPS is determined by adjusting the earnings or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options granted, RSUs granted, PSUs granted and warrants. Potential common shares that are considered anti-dilutive are excluded from the calculation of diluted income per share.

(n) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates that are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

(o) Other liabilities – warrants

The Company’s functional currency is the United States dollar. As the warrant exercise prices are denominated in Canadian dollars, the warrants are recorded as other liabilities and measured at fair value using the BSM, with changes in fair value from period to period recorded as a gain or loss in the consolidated statements of income (loss) and comprehensive income (loss).

(p) Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9, Financial Instruments, are classified and measured as “financial assets at fair value”, as either fair value through profit and loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized cost”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures cash and cash equivalents and accounts receivable at amortized cost.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures investments at FVPL.

9

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of income (loss) and comprehensive income (loss). When the investment is sold, the cumulative gain or loss is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of income (loss) and comprehensive income (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are each measured at amortized cost. The Company’s other liabilities are measured at FVPL. All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of income (loss) and comprehensive income (loss).

Subsequent measurement – financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changed in fair value recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures other liabilities as financial liability at FVPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss).

(q) Impairment

Financial assets

The Company recognizes loss allowances for expected credit losses (‘‘ECLs’’) on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

10

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Non-financial assets

The carrying amount of the Company’s long-lived non-financial assets, including royalty, stream and other interests and intangible assets are reviewed at each reporting date to determine whether there are events or changes in circumstances that indicate an impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its estimated value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets. This is usually at the individual royalty, stream and other interests level for each property from which independent cash flows are generated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(r) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and that are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the years ended December 31, 2022 and 2021, the Company operated in one reportable segment being the acquisition of royalty interests.

(s) Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

Amendments to IAS 12 – Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Effective on January 1, 2023, the amendments remove the exemption for deferred tax arising on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This standard is not expected to have a material impact on the Company’s current or future reporting periods.

Amendments to IAS 8 – Definition of Accounting Estimates

Effective on January 1, 2023, the amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. This standard is not expected to have a material impact on the Company’s current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

Effective on January 1, 2024, the amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

11

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Valuation of share-based compensation and share purchase warrants

Management determines the costs for share-based compensation and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant, for stock options and RSUs, using generally accepted valuation techniques. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and warrant exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and share purchase warrants.

Other liabilities

The estimates, assumptions and judgements made in relation to the fair value of certain warrants and PSUs are subject to measurement uncertainty. The valuation techniques used to determine fair value require inputs that involve assumptions and judgments such as estimating the future volatility of the stock price, expected dividend yield, and expected life. Such judgments and assumptions are inherently uncertain.

Reserves and resources

The Company’s business is the acquisition of royalties and streams. This amount represents the capitalized expenditures related to the acquisition of royalty and stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in respect of which the Company has royalty and stream agreements. Resources are estimates of the amount of minerals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has royalty and stream agreements. Exploration potential represents an estimate of additional reserves and resources that may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

Impairment of royalty, stream and other interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral resource conversion, foreign exchange rates, taxes, and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) comparable transactions. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the years ended December 31, 2022 and 2021, there were no impairment charges

Income taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which the Company's royalty, stream and other interests are located requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

4. Accounts receivable

	December 31, 2022	December 31, 2021
	$	$
Royalties receivable	1,921,670	545,494
Sales tax recoverable	78,392	-

	2,000,062	545,494

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

12

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

5. Investments

As at December 31, 2022, the Company held two investments, which had a total estimated fair value of $nil.

Issuer	Security Description	Cost	Estimated Fair Value	% of Fair value
		$	$
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,440	-	0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0%

Total		1,123,440	-	0%

During the year ended December 31, 2022, the Company sold 7,270,408 common shares of Electric Royalties Ltd. (“Electric”) for total cash proceeds of C$1,965,934 ($1,545,925). The total realized loss on the investment was $604,574.

As at December 31, 2021, the Company held three investments, which had a total estimated fair value of $2,150,499.

Issuer	Security Description	Cost	Estimated Fair Value	% of Fair value
		$	$
Electric Royalties Ltd.	7,270,408 common shares	2,299,500	2,150,499	100%
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,440	-	0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0%

Total		3,422,940	2,150,499	100%

During the year ended December 31, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric, whereby Electric agreed to acquire two graphite royalties from Vox for total consideration of C$2,900,000, consisting of C$2,850,000 in common shares of Electric (the “Electric Shares”) and a C$50,000 cash non-refundable exclusivity payment. The Company received 7,270,408 Electric Shares on August 13, 2021.

6. Royalty, stream and other interests

As at and for the year ended December 31, 2022:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Wonmunna	Australia	-	14,527,467	-	14,527,467	-	(830,176)	-	(830,176)	13,697,291
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	-	-	(29,633)	2,464,652
Koolyanobbing	Australia	2,487,741	161,997	-	2,649,738	(797,157)	(401,086)	-	(1,198,243)	1,451,495
South Railroad	USA	2,316,757	-	-	2,316,757	(37,581)	(42,233)	-	(79,814)	2,236,943
Limpopo	South Africa	-	1,150,828	-	1,150,828	-	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(18,587)	(509,633)	-	(528,220)	178,205
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(70,767)	(22,870)	-	(93,637)	382,086
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Cardinia	Australia	-	302,850	-	302,850	-	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(37,101)	(38,020)	-	(75,121)	187,207
Montanore	USA	61,572	-	-	61,572	-	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Other	Australia	1,606,079	-	-	1,606,079	-	-	-	-	1,606,079
Other	Peru	1,500,000	45,609	-	1,545,609	-	-	-	-	1,545,609
Other	Canada	60,018	890,146	-	950,164	-	-	-	-	950,164

Total		18,616,515	17,078,897	-	35,695,412	(990,826)	(1,844,018)	-	(2,834,844)	32,860,568

13

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

As at and for the year ended December 31, 2021:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Disposal	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Janet Ivy	Australia	-	2,494,285	-	2,494,285	-	(29,633)	-	(29,633)	2,464,652
Koolyanobbing	Australia	1,130,010	1,357,731	-	2,487,741	-	(797,157)	-	(797,157)	1,690,584
South Railroad	USA	-	2,316,757	-	2,316,757	-	(37,581)	-	(37,581)	2,279,176
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	-	953,349	-	953,349	-	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	-	583,612	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	-	(18,587)	-	(18,587)	687,838
Lynn Lake (MacLellan)	Canada	-	873,088	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(9,338)	(61,429)	-	(70,767)	404,956
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Brauna	Brazil	262,328	-	-	262,328	(11,498)	(25,603)	-	(37,101)	225,227
Montanore	USA	-	61,572	-	61,572	-	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Graphmada	Madagascar	188,437	-	(188,437)	-	-	(2,602)	2,602	-	-
Other	Australia	1,386,276	302,758	(82,955)	1,606,079	-	-	-	-	1,606,079
Other	Peru	500,000	1,000,000	-	1,500,000	-	-	-	-	1,500,000
Other	Canada	-	60,018	-	60,018	-	-	-	-	60,018

Total		8,884,737	10,003,170	(271,392)	18,616,515	(20,836)	(972,592)	2,602	(990,826)	17,625,689

Deferred royalty acquisitions as at December 31, 2022 of $118,932 (December 31, 2021 - $2,529) relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to Royalty, stream and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are reallocated to project evaluation expenses in the consolidated statements of income (loss) and comprehensive income (loss).

Total royalty, stream and other interests include carrying amounts in the following countries:

	December 31, 2022	December 31, 2021
	$	$
Australia	24,462,805	10,724,623
USA	2,298,515	2,340,748
South Africa	1,914,844	764,016
Nigeria	178,205	687,838
Brazil	637,338	675,358
Canada	1,823,252	933,106
Peru	1,545,609	1,500,000

	32,860,568	17,625,689

Royalties acquired during the year ended December 31, 2022:

Limpopo

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company. The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the majority of the Limpopo PGM Project (“Limpopo”). The upfront consideration was $1,139,628, settled by the issuance of 409,500 common shares of the Company.

The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo, including:

-	C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000;
-	C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and
-	C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

As at December 31, 2022, these additional amounts have not been recorded in the consolidated statements of financial position, as the production milestones have not been achieved.

14

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine (“Wonmunna”) from a private company. The royalty is a 1.25% to 1.50% sliding scale Gross Revenue Royalty (“GRR”), with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022.

The total upfront consideration paid on May 26, 2022 was $15,703,991, broken down as follows:

-	Cash of $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	Issuance of 4,350,000 common shares of the Company, valued at $10,470,905; and
-

Issuance of 3,600,000 common share purchase warrants of the Company. Each whole warrant is exercisable to acquire one common share at a price of C$4.50, expiring March 25, 2024. The fair value of the warrants on the issuance date was $1,183,086. The fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price C$3.09 ($2.41), expected dividend yield – 0%, expected volatility – 46%, risk-free interest rate – 2.53% and an expected life of 1.83 years;

The carrying amount of the Wonmunna royalty asset was subsequently reduced for the royalty revenues earned for the period April 1, 2022 to May 25, 2022 of $1,208,917.

In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable following the completion of certain conditions for a period up to December 31, 2024.

Canadian Gold Portfolio

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with all personal rights held to a third potential royalty. The royalties include a 1.0% Net Smelter Royalty (“NSR”) over part of the Goldlund Project in Ontario, an effective 0.60% NSR over the Beschefer Project in Quebec, and any personal rights held to a 1.50% NSR over the Gold River gold project in Ontario. The upfront consideration was a cash payment of $79,499.

The Company will make additional cash payments or issue additional common shares (at Vox’s sole election), subject to the satisfaction of certain conditions, as follows:

-

C$500,000 or issue up to a maximum of 184,399 common shares in September 2022. This payment was settled on September 7, 2022, with the issuance of 173,058 common shares for total consideration of $387,816;

-	C$700,000 or issue up to a maximum of 258,159 common shares in January 2023 (see Note 20); and
-	C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

As at December 31, 2022, the additional amounts related to January 2023 and December 2023 have not been recorded in the consolidated statements of financial position, as the conditions have not yet been met.

El Molino

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty (“El Molino”). The upfront consideration issued was $45,167, settled by the issuance of 17,959 common shares of the Company.

A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions. As at December 31, 2022, this additional amount has not been recorded in the consolidated statements of financial position, as the registration of the El Molino royalty rights has not been completed.

Koolyanobbing

On September 30, 2022, the Company recorded a liability relating to the first contingent milestone payment owing on the Koolyanobbing royalty. Per the terms of the royalty sale and purchase agreement between Vox Royalty Australia Pty Ltd. and Vonex Limited, dated April 21, 2020, a first milestone cash payment of A$250,000 ($161,997) was due upon the achievement of a specific cumulative tonnage achieved, which was reached during the three months ended September 30, 2022. The cash amount was paid in November 2022.

First Quantum Portfolio

On November 21, 2022, Vox acquired two royalties and the option rights held on two additional royalties from First Quantum Minerals Ltd. (“FQM”). The royalties include a 2.0% NSR over part of the Estrades Project in Québec (“Estrades”), a 0.49% NSR over the Opawica Project in Québec (“Opawica”), a right to acquire a 2% NSR (1% buyback for C$3,000,000) over the Winston Lake Project in Ontario (“Winston Lake”), and a right to acquire a 2% NSR over the Norbec & Millenbach Project in Québec (“N&M”).

15

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Pursuant to the terms of the FQM royalty sale and purchase agreement, Vox issued 164,319 common shares of the Company, valued at $412,874, for the Estrades and Opawica royalties. Additional closings and cash payments of C$100,000 (Winston Lake) and C$25,000 (N&M) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and N&M royalties to FQM, and (iii) the assignment of the Winston Lake and N&M royalties to Vox. As at December 31, 2022, these additional amounts have not been recorded in the consolidated statements of financial position, as the production milestones have not been achieved.

Cardinia

On November 21, 2022, the Company completed the acquisition of the Cardinia development-stage gold royalty in Western Australia from Gloucester Coal Ltd (“Gloucester”). Pursuant to the terms of the Gloucester royalty sale and purchase agreement, Vox paid Gloucester A$450,000 ($302,850) in cash on closing. The Cardinia royalty is a 1% GRR above 10,000oz cumulative gold production (~9,100oz remaining hurdle) and covers the majority of the Lewis gold deposit.

Royalties acquired during the year ended December 31, 2021:

Breakwater Portfolio

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,204,153 ($951,805), consisting of cash of C$400,001 ($314,954) and the issuance of 252,878 common shares of the Company, valued at C$804,152 ($636,851).

Gibb River Portfolio

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

Horizon Portfolio

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones. As at December 31, 2022 and 2021, this additional amount has not been recorded in the consolidated statements of financial position, as the production milestone has not been achieved.

Koolyanobbing

On April 8, 2021, 2021, Vox extinguished the outstanding balance of the Koolyanobbing royalty advance payment through a cash payment of A$1,782,032 ($1,357,731) to Mineral Resources Ltd.

Bullabulling

On May 25, 2021, Vox completed the acquisition of the Bullabulling gold royalty from a private Australian-registered entity (“Bullabulling Vendor”). The upfront consideration paid to the Bullabulling Vendor was A$1,200,000 ($931,308), paid in cash. Two milestone payments (A$500,000 in each case) become payable on the satisfaction of certain future production milestones. Each milestone payment may be paid (i) 100% in cash or (ii) 50% in cash and 50% in common shares, at the Company’s sole discretion. As at December 31, 2022 and 2021, these additional amounts have not been recorded in the consolidated statements of financial position, as the production milestones have not been achieved.

South Railroad

On June 7, 2021, Vox completed the acquisition of the South Railroad gold royalty from a group of private individuals. The upfront consideration paid to the private individuals was $1,980,000, paid in cash. In addition, a cash finders’ fee of $99,000 was paid to a private entity.

Brightstar

On June 11, 2021, Vox entered into a royalty purchase and sale agreement with Golden Cross Resources Ltd. (“Golden Cross”) to acquire the Brightstar Alpha royalty. The total purchase price paid to Golden Cross was A$50,000 in cash.

16

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Titan Portfolio

On June 30, 2021, the Company entered into binding agreements with Titan Minerals Ltd. (“Titan”) to acquire a portfolio of four royalties. The total purchase price paid to Titan was $1,000,000 in cash.

Royalties sold during the year ended December 31, 2021

On June 30, 2021, the Company entered into a definitive royalty sale and purchase agreement with Electric, as described in Note 4.

The Company recognized a gain on sale of the two graphite royalties of $2,030,700.

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database. The MRO database is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions.

Database
$
Cost at:
December 31, 2020	1,837,500
December 31, 2021	1,837,500
December 31, 2022	1,837,500

Accumulated amortization at:
December 31, 2020	114,712
Additions	183,540
December 31, 2021	298,252
Additions	183,539
December 31, 2022	481,791

Net book value at:
December 31, 2021	1,539,248
December 31, 2022	1,355,709

8. Accounts payable and accrued liabilities

	December 31, 2022	December 31, 2021
	$	$
Trade payable	448,206	196,198
Sales tax payable	345,036	150,832
Accrued liabilities	972,889	782,777

	1,766,131	1,129,807

9. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company for the period January 1, 2021 to July 5, 2021 was C$50,000 divided into 500,000,000 shares with a par value of C$0.0001 each. On July 6, 2021, Vox changed its legal domicile from the Cayman Islands to Ontario, Canada. As a result, the authorized share capital of the Company effective July 6, 2021, is an unlimited number of common shares without par value.

The following summarizes the common shares issued and outstanding balance:

	December 31, 2022	December 31, 2021
	$	$
Issued: 44,758,269 (2021: 39,379,199) common shares	57,020,116	43,648,023

17

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Share issuances during the year ended December 31, 2022

On April 27, 2022, the Company issued 409,500 common shares for the purchase of the Limpopo royalties, for total consideration of $1,139,628.

On May 26, 2022, the Company issued 4,350,000 common shares for the purchase of the Wonmunna royalty, for total consideration of $10,470,905.

On June 9, 2022, the Company issued 17,959 common shares for the purchase of the El Molino royalty, for total consideration of $45,167.

On September 7, 2022, the Company issued 173,058 common shares as a first milestone payment related to the gold royalty portfolio, for total consideration of $387,816.

On November 21, 2022, the Company issued 164,319 common shares for the purchase of the Estrades and Opawica royalties from FQM, for total consideration of $412,874.

Normal Course Issuer Bid year ended December 31, 2022:

On November 15, 2022, the Company renewed its NCIB, allowing the Company to repurchase for cancellation, up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The repurchases are to be made at market prices through the facilities of the TSXV or other recognized marketplaces (which include Canadian and US marketplaces). The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the year ended December 31, 2022, the Company repurchased and cancelled 192,200 common shares pursuant to the prior NCIB, at an average share price of C$3.03. The value was allocated $212,132 to share capital and $242,082 to deficit.

Share issuances during the year ended December 31, 2021:

On March 25, 2021, the Company closed an offering of units with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,766 units at C$3.00 per share for total gross proceeds of C$16,847,298 ($13,364,507) (the “Offering”). The units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. In consideration for services provided in connection with the Offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The value of the Offering was allocated $562 to share capital, $11,981,692 to additional paid-in capital, $1,372,247 to other liabilities and $111,715 to other income (expenses).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of three years. The warrants have been presented as a other liabilities (see Note 11). The fair value of the warrants on the issuance date was $1,372,247. The fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price C$2.62 ($2.08), expected dividend yield – 0%, expected volatility – 58%, risk-free interest rate – 0.46% and an expected life of 3 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

During the year, the Company issued 252,878 common shares for the purchase of the Breakwater royalty portfolio, as disclosed in Note 6, for total consideration of C$804,152 ($636,851). The value was allocated $25 to share capital and $636,826 to additional paid-in capital.

Normal Course Issuer Bid year ended December 31, 2021:

On November 18, 2021, the Company renewed its NCIB, allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the year ended December 31, 2021, the Company purchased and cancelled 758,400 common shares of which 735,200 common shares were purchased pursuant to the prior NCIB, at an average share price of C$2.95. The value was allocated $227,644 to share capital, $690,980 to additional paid-in capital and $857,491 to deficit.

Dividends:

On September 20, 2022, the Board of Directors of the Company declared a dividend of $0.01 per common share to shareholders of record as of the close of business on October 21, 2022. Total dividends of $445,940 were paid on November 4, 2022.

On November 14, 2022, the Board of Directors of the Company declared a dividend of $0.01 per common share payable on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022. Total dividends of $447,583 were payable as at December 31, 2022. which were paid on January 13, 2023.

18

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

10. Equity reserves

Warrants

The following summarizes the warrant activity for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	251,762	3.00	272,341	3.00
Granted	3,600,000	4.50	-	-
Exercised	(226,234)	3.00	(20,579)	3.00
Expired	(25,528)	3.00	-	-

Outstanding, end of year	3,600,000	4.50	251,762	3.00

Exercisable, end of year	3,600,000	4.50	251,762	3.00

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2022:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	3,600,000	4.50	1.23

	3,600,000	4.50	1.23

See Note 11 for additional warrants classified under other liabilities.

The Company used the BSM to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Expected stock price volatility	46%	N/A
Risk-free interest rate	2.53%	N/A
Expected life	1.83 years	N/A
Grant date share price	$2.41	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

Options

The Company maintains an omnibus long-term incentive plan dated May 19, 2020 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As at December 31, 2022, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

19

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

The following summarizes the stock option activity for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	$
Outstanding, beginning of year	799,826	3.25	6,000	3.50
Granted	804,158	4.16	819,826	3.27
Expired	-	-	(26,000)	3.88

Outstanding, end of year	1,603,984	3.71	799,826	3.25

Exercisable, end of year	800,907	3.48	199,957	3.25

The following table summarizes information of stock options outstanding as at December 31, 2022:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	3.50	599,871	3.50
March 9, 2027	4.16	804,158	4.19	201,040	4.19

		1,603,984	3.84	800,911	3.67

The Company used the BSM to estimate the grant date fair value of stock options issued during the year using the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Expected stock price volatility	35%	36%
Risk-free interest rate	1.65%	0.96%
Expected life	5 years	4.91 years
Grant date share price	$3.09	$1.97
Expected forfeiture rate	-	-
Expected dividend yield	-	-

During the year ended December 31, 2022, 804,158 stock options were granted and vest in 25% increments on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the year ended December 31, 2022, 263,548 RSUs were granted and vest in 25% increments on each of September 9, 2022, March 9, 2023, September 9, 2023 and March 9, 2024.

The share-based compensation expense related to the RSUs will be recorded over the vesting period.

20

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

The following summarizes the RSU activity for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	581,696	2.13	2,124,906	2.04
Granted	263,548	3.01	292,842	2.16
Exercised	(230,200)	2.13	(1,836,052)	2.03

Outstanding, end of year	615,044	2.56	581,696	2.13

Vested, end of year	205,775	2.37	36,403	2.14

11. Other liabilities

The following summarizes the other liabilities balance:

	December 31, 2022	December 31, 2021
	$	$
Warrants	445,216	2,645,528
PSUs	156,499	682,144
	601,715	3,327,672
Less: current portion	176,434	403,610

Non-current portion	425,281	2,924,062

Warrants

The following summarizes the warrant activity for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	5,097,550	4.50	2,289,667	4.50
Granted	-	-	2,807,883	4.50

Outstanding, end of year	5,097,550	4.50	5,097,550	4.50

Exercisable, end of year	5,097,550	4.50	5,097,550	4.50

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2022:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
May 14, 2023	2,289,667	4.50	0.37
March 25, 2024	2,807,883	4.50	1.23

	5,097,550	4.50	0.84

21

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

The Company used the BSM to estimate the grant date fair value of warrants during the period using the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Expected stock price volatility	37%	51%
Risk-free interest rate	4.07%	0.91%
Expected life	0.84 years	1.84 years
Grant date share price	$2.28	$2.74
Expected dividend yield	1.72%	-

On February 3, 2021, the Company held a Warrant Holder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as other liabilities because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the years ended December 31, 2022 and 2021:

	2022		2021
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	787,584	1.36	648,246	1.36
Granted	107,582	0.23	139,338	1.36

Outstanding, end of year	895,166	0.23	787,584	1.36

Vested, end of year	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Expected stock price volatility	38%	51%
Risk-free interest rate	4.41%	0.95%
Expected life	0.77 years	0.95 years
Grant date share price	C$ 3.14	C$ 3.48
Expected dividend yield	1.72%	-

22

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

12. General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	$	$
Corporate administration	1,397,608	1,274,192
Nasdaq listing costs	358,314	-
Professional fees	440,576	663,722
Salaries and benefits	2,471,626	2,317,718
Depreciation	183,539	183,540

	4,851,663	4,439,172

13. Other income (expenses)

The Company’s other income (expenses) for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	$	$
Fair value change of other liabilities	2,200,312	(517,971)
Transaction costs related to Offering (Note 9)	-	(111,715)
Interest income	82,970	12,577
Foreign exchange (expense) gain	(331,966)	96,642

	1,951,316	(520,467)

14. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
	$	$
Short-term employee benefits	1,986,599	1,743,334
Share-based compensation	684,952	955,146

	2,671,551	2,698,480

15. Commitments and contingencies

As at December 31, 2022, the Company did not have any right-of-use assets or lease liabilities.

The company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The company believes that none of the litigation in which it is currently involved or have been involved with, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

23

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis and certain consulting agreements, as follows:

2023
$
Leases	12,980
Consulting agreements	10,371

23,351

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,571,175
Janet Ivy(1)(4)	2,036,917
Goldlund(1)(5)	886,001
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	678,972
Koolyanobbing(8)	339,486
El Molino(9)	450,000
Uley(1)(10)	149,374
Winston Lake(11)	73,833
Norbec & Millenbach(11)	18,458

12,454,216

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)

Milestone payments include: (i) C$700,000 or issue up to a maximum of 258,159 common shares in January 2023, which the Company issued 215,769 common shares on January 24, 2023 to settle this milestone; and (ii) C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

(6)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(7)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

16. Supplemental cash flow information

	December 31, 2022	December 31, 2021
	$	$
Share issuance for royalty acquisition costs	12,456,390	636,851
Warrant issuance for royalty acquisition costs	1,183,086	-
Change in accrued dividends	447,583	-
Change in accrued deferred royalty acquisitions	69,675	(22,479)

17. Segment information

For the years ended December 31, 2022 and 2021, the Company operated in one reportable segment being the acquisition of royalty interests.

24

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

For the years ended December 31, 2022 and 2021, revenues generated from each geographic location are as follows:

	December 31, 2022	December 31, 2021
	$	$
Australia	5,489,043	3,327,470
Nigeria	2,524,990	92,089
Canada	315,084	-
USA	116,311	94,226
Brazil	62,677	83,013
Madagascar	-	54,919

Total	8,508,105	3,651,717

The Company has the following non-current assets in eight geographic locations:

	December 31, 2022	December 31, 2021
	$	$
Australia	25,162,805	10,724,623
USA	2,298,515	2,340,748
Canada	1,942,184	933,106
South Africa	1,914,844	764,016
Peru	1,545,609	1,500,000
Cayman Islands	1,355,709	1,541,777
Brazil	637,338	675,358
Nigeria	178,205	687,838

Total	35,035,209	19,167,466

18. Income taxes

Income tax recognized in net income (loss) and comprehensive income (loss) is comprised of the following:

	December 31, 2022	December 31, 2021
	$	$
Current tax expense	219,406	439,023
Deferred tax expense	1,248,495	1,742,936

Income tax expense	1,467,901	2,181,959

Provision for income taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income (loss) before income taxes due to the following:

	December 31, 2022	December 31, 2021
	$	$
Income (loss) before income taxes	1,796,080	(1,950,060)
Statutory tax rate	26.5%	26.5%

Expected income tax expense (recovery) based on statutory rate	476,000	(517,000)
Adjustment to expected income tax expense (recovery):
Foreign tax rate differences	164,000	264,000
Permanent differences	279,000	374,000
Change in benefit of tax assets not recognized	255,000	613,000
Royalty, stream and other interests	-	1,624,305
Other	293,901	(176,346)

Income tax expense	1,467,901	2,181,959

25

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Deferred tax liabilities

	December 31, 2022	December 31, 2021
	$	$
Royalty, stream and other interests	(2,991,431)	(1,742,936)

Total	(2,991,431)	(1,742,936)

Unrecognized deferred tax assets

As at December 31, 2022, the Company had temporary differences with a tax benefit of $3,847,000 (2021 - $3,693,000) which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred tax assets to be utilized. The following table summarizes the composition of the Company’s deferred tax assets:

	December 31, 2022	December 31, 2021
	$	$
Non-capital losses – Canada	2,889,000	2,209,000
Net-capital losses – Australia	33,000	35,000
Financing costs	925,000	931,000
Other temporary differences	-	518,000

Total	3,847,000	3,693,000

The Company had deferred tax liabilities of $583,000, which has been recognized against the deferred tax asset in relation to the non-capital losses for Canada.

Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2022 is $5,460,000. No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Tax loss carryforwards

As at December 31, 2022, the Company has deductible Canadian non-capital tax losses of $5,089,000 related to the Company’s Canadian parent and subsidiary and $nil from the Company’s Australian subsidiary. The Company’s Cayman Island subsidiary has a tax rate of 0%, therefore, the deductible temporary difference has not been disclosed. Canadian non-capital tax losses expire as follows:

	December 31, 2022	December 31, 2021
	$	$
2038	-	31,000
2039	-	53,000
2040	88,000	581,000
2041	1,833,000	1,544,000
2042	3,168,000	-

Total	5,089,000	2,209,000

19. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2022 and 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

26

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2022, the Company had cash and cash equivalents of $4,174,654 (December 31, 2021 - $5,064,802) and working capital of $3,795,951 (December 31, 2021 - $6,209,207).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) and other comprehensive income (loss) by $380,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2022 and 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are estimated using Level 1 inputs, and other liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2022:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)

	-	-	(601,715)	(601,715)

27

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2022 and 2021 (Expressed in United States Dollars)

As at December 31, 2021:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	2,150,499	-	-	2,150,499
Other liabilities	-	-	(3,327,672)	(3,327,672)

	2,150,499	-	(3,327,672)	(1,177,173)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2022 and 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of oncome (loss) and comprehensive income (loss).

	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of Offering warrants (Note 11)	-	1,372,247
Change in valuation of financing warrants (Note 11)	(2,200,312)	517,971
Share-based compensation expense on PSUs (Note 11)	(525,645)	394,812

	601,715	3,327,672

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2022, the capital structure of the Company consists of $35,414,448 (December 31, 2021 - $20,709,675) of total equity, consisting of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

20. Subsequent events

On January 24, 2023, the Company issued 215,769 common shares relating to the second milestone payment in connection with the Goldlund royalty.

On March 13, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Subsequent to December 31, 2022, the Company issued 98,750 common shares related to the exercise of 98,750 RSUs.

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